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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-33391
CUSIP NUMBER 25250T100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARYx Therapeutics, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

6300 Dumbarton Circle
Address of Principal Executive Office (Street and Number)

Fremont, California 94555
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, following preliminary notification from the U.S. Food and Drug Administration, or the FDA, of an additional delay by the FDA in providing guidance regarding the special protocol assessment we submitted for our lead product candidate naronapride, we were advised by our existing principal and potential new investors that were contemplating a potential

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

financing arrangement for our company  that they would not be participating in any future funding of our company.  In addition, as previously disclosed, we received a notice of default, or the Notice, from one of our secured lenders, Lighthouse Capital Partners V, L.P., or Lighthouse, on March 16, 2011, indicating an event of default had occurred under that certain Loan and Security Agreement No. 4512, dated as of March 28, 2005, as amended, by and between Lighthouse and us.  The Notice demands we turn over the collateral securing our loan with Lighthouse, which consists of all of our assets, including our intellectual property.

Our Board of Directors has determined that continued operations of our company is not possible due to our lack of cash resources and no available funding options, and has authorized our management to cooperate with our secured creditors to effect an orderly wind-down of our operations, which is currently in process.  Absent the continued cooperation and agreement of our secured creditors to effect an orderly wind-down of our operations and disposition of our assets, our Board of Directors has authorized and directed management to proceed with the filing by us of a voluntary petition for bankruptcy under the provisions of Chapter 7 of the U.S. Bankruptcy Code.

In light of the foregoing developments, our independent registered public accounting firm will not be providing us with audit or other services going forward and will not be in a position to issue a report and consent in connection with an Annual Report on Form 10-K for the year ended December 31, 2010.  Accordingly, we lack the resources and personnel to continue to fulfill any reporting obligations under Section 13(a) of the Securities and Exchange Act of 1934, as amended.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Nagler	510	585-2200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

We are unable to provide a reasonable estimate of our results of operations for the year ended December 31, 2010 at this time.  As set forth above, we are currently negotiating with our secured creditors an orderly wind-down of our operations and, to the extent we are unable to do so, are considering filing a bankruptcy petition under Chapter 7 of the U.S. Bankruptcy Code.  Accordingly, we lack the resources and personnel to provide such an estimate of our results of operations.

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ARYx Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/ David Nagler

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).